SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zura Bio Limited

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number) G9TY5A101

JATT Ventures, LP

Someit Sidhu, MD

c/o Maples Corporate Services Limited,

PO Box 309, Ugland House,

Grand Cayman, KY1-1104, Cayman Islands

Tel: +44 7706 732212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9TY5A101	Schedule 13D

1.	Names of Reporting Persons JATT Ventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,743,904 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,743,904 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,743,904 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 1,776,534 shares of Class A Ordinary Shares underlying the private placement warrants held directly by JATT Ventures, L.P., a Cayman Islands limited partnership, and (ii) 967,370 Class A Ordinary Shares held directly by JATT Ventures, L.P. Someit Sidhu, MD is the sole director of JATT Ventures Ltd, a Cayman Island exempted company, which is the sole General Partner of JATT Ventures, L.P., and therefore has sole voting and investment power over the Class A Ordinary Shares held by JATT Ventures, L.P.

(2)	Based on 29,328,682 Class A Ordinary Shares deemed to be outstanding, consisting of (i) 27,552,148 Class A Ordinary Shares currently issued and outstanding as set forth in the Issuer’s Current Report on Form 8-K dated March 20, 2023, and filed with the SEC on March 24, 2023, and (ii) 1,776,534 shares of Class A Ordinary Shares underlying the private placement warrants.

CUSIP No. G9TY5A101	Schedule 13D

1.	Names of Reporting Persons Someit Sidhu, MD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,081,534 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,081,534 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,081,534 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 1,776,534 shares of Class A Ordinary Shares underlying the private placement warrants held directly by JATT Ventures, L.P., a Cayman Islands limited partnership, (ii) 2,337,630 Class A Ordinary Shares held beneficially and directly by the Reporting Person, and (ii) 967,370 Class A Ordinary Shares held directly by JATT Ventures, L.P. Someit Sidhu, MD is the sole director of JATT Ventures Ltd, a Cayman Island exempted company, which is the sole General Partner of JATT Ventures, L.P., and therefore has sole voting and investment power over the Class A Ordinary Shares held by JATT Ventures, L.P.

(2)	Based on 29,328,682 Class A Ordinary Shares deemed to be outstanding, consisting of (i) 27,552,148 Class A Ordinary Shares currently issued and outstanding as set forth in the Issuer’s Current Report on Form 8-K dated March 20, 2023, and filed with the SEC on March 24, 2023, and (ii) 1,776,534 shares of Class A Ordinary Shares underlying the private placement warrants.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 21, 2021, as amended to date (the “Schedule 13D”), relating to the Class A Ordinary Shares (the “Class A Ordinary Shares”), par value $0.0001 per share, of Zura Bio Limited (formerly JATT Acquisition Corp), a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive office is 4225 Executive Square, Suite 600, La Jolla, CA 92037. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except to the extent set forth in this Amendment, all material information disclosed in the original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

(a-c, f) This Schedule 13D is filed by (1) JATT Ventures L.P., a Cayman Islands exempt limited partnership (“JATT”), having JATT Ventures, Ltd., a Cayman Islands exmpted company as its sole general partner, and (2) Someit Sidhu, MD, a United Kingdom citizen (collectively, the “Reporting Persons” and each, a “Reporting Person”). The sole director of JATT Ventures, Ltd., is Someit Sidhu, MD.

JATT is an entity formed for the purpose of investing in securities of the Issuer. Dr. Sidhu is a medical doctor and business executive, and serves as the chief executive officer and a member of the board of directors of the Issuer.

The principal business address of each of the Reporting Persons is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Business Combination

On March 20, 2023 (the “Closing Date”), Zura Bio Limited, a limited company incorporated under the laws of England and Wales (“Target”), the Issuer, JATT Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of the Issuer (“Merger Sub”), JATT Merger Sub 2, a Cayman Islands exempted company and wholly owned subsidiary of the Issuer (“Merger Sub 2”) and Zura Bio Holdings Ltd, a Cayman Islands exempted company (“Holdco”), consummated the closing of the transactions contemplated by the Business Combination Agreement, dated June 16, 2022, as amended on September 20, 2022, November 14, 2022 and January 13, 2023, by and among Target, Issuer, Merger Sub, Merger Sub 2, and Holdco (the “Business Combination Agreement”), following the approval at an extraordinary general meeting of the SPAC’s shareholders held on March 16, 2023 (the “Extraordinary General Meeting” and the consummation of such transactions, the “Closing”).

Pursuant to the Business Combination Agreement, (i) Merger Sub merged with and into Holdco, with Holdco continuing as the surviving company and a wholly owned subsidiary of the Issuer (the “Merger”); (ii) immediately following the Merger, Holdco merged with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company and a wholly owned subsidiary of the Issuer (the “Subsequent Merger” and, together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”); and (iii) the Issuer changed its name to “Zura Bio Limited”.

Founder Shares

In connection with the organization of the Issuer, on March 22, 2021, JATT purchased 4,312,500 founder shares (“Founder Shares”), which wetre Class B ordinary shares, for an aggregate purchase price of $25,000, or approximately $0.006 per share. On June 14, 2021, JATT surrendered 862,500 Class B ordinary shares to the Issuer for no consideration, resulting in a decrease in the total number of founder Class B ordinary shares outstanding from 4,312,500 to 3,450,000 After the closing of the Issuer’s initial public offering in July 16, 2021 (the “IPO”), JATT transferred 30,000 Founder Shares to Verender S. Badial, the Issuer’s chief financial officer; 30,000 Founder Shares to Tauhid Ali, PhD, the Issuer’s chief operating officer and a director; and 20,000 Founder Shares each to directors Javier Cote-Sierra, PhD, Arnout Plus van Amsteland Graeme Sloan. On February 10, 2023 JATT distributed 2,337,630 Founder Shares to certain members. Subsequently, Dr. Sidhu acquired such shares as of March 20, 2023 due to the failure of such members to comply with the terms of the agreement under which they received membership interests in JATT.  In connection with the Closing of Business Combination, on March 20, 2023, the Issuer’s outstanding Class B ordinary shares were converted into the Issuer’s Class A Ordinary Shares on a one-for one basis.

Private Placement Warrants

As of the closing of the Business Combination on March 20, 2023, JATT directly held 1,776,534 Private Placement Warrants. 5,910,000 Private Placement Warrants were originally acquired by JATT simultaneously with the closing of the initial public offering of the Issuer on July 16, 2021 at a price of $1.00 per warrant ($5,910,000 in the aggregate). The Private Placement Warrants become exercisable 30 days after the completion of the Business Combination. As disclosed in Item 6, on March 20, 2023 in connection with the closing of the Business Combination, 4,133,466 Private Placement Warrants were forfeited by JATT.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 above and Item 5 below is incorporated into this Item 4 by reference.

The Reporting Persons acquired the Class A Ordinary Shares for investment purposes. In connection with the Business Combination, effective March 20, 2023, Dr. Sidhu is currently the chief executive officer and a member of the Board of the Issuer. In such capacity, Dr. Sidhu may have influence over the corporate activities of the Issuer and may engage in communications with the Issuer’s other directors, members of management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Further, subject to the Registration Rights Agreement and the Lock-Up Agreement (each as defined below), each as described in Item 6 of this Schedule 13D, and applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b)  See responses to Items 7,9, 11 and 13 on the cover pages of this filing, which are incorporated herein by reference. As of the date hereof, JATT owns (i) 1,776,534 Private Placement Warrants, which maybe be exercised into 1,776,534 shares of Class A Ordinary Shares, and (ii) 967,370 Class A Ordinary Shares. As the sole director of JATT Ventures Ltd., which is the sole General Partner of the JATT, Dr. Sidhu has the sole voting and dispositive power over and may be deemed to beneficially own the JATT shares and shares issuable upon exercise of the Private Placement Warrants. As of the date hereof, Dr. Sidhu directly and beneficially owns 2,337,630 Class A Ordinary Shares. Calculations of the percentage of the shares of Class A Ordinary Shares and Private Placement Warrants beneficially owned is based on based on 29,328,682 Class A Ordinary Shares deemed to be outstanding, consisting of (i) 27,552,148 Class A Ordinary Shares currently issued and outstanding as set forth in the Issuer’s Current Report on Form 8-K dated March 20, 2023, and filed with the SEC on March 24, 2023, and (ii) 1,776,534 shares of Class A Ordinary Shares underlying the Private Placement Warrants.

(c) Except as described in this Schedule 13D, neither of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended and supplemented by the following:

The information in Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Agreements Entered Into in Connection with the Execution of the Business Combination Agreement

Sponsor Forfeiture Agreement of Private Placement Warrants

Contemporaneously with the execution of the Business Combination Agreement, JATT entered into a sponsor forfeiture agreement (the “Sponsor Forfeiture Agreement”), pursuant to which at the Closing, JATT forfeited 4,133,466 of its private placement warrants to purchase Class A Ordinary Shares, exercisable at $11.50 per share (the “Forfeited Private Placement Warrants”), acquired by JATT in July 2021 upon the Issuer’s IPO, which were transferred on March 20, 2023 to the Athanor Master Fund, LP and Athanor International Master Fund LP (“FPA Investors”) and Ewon Comfortech Co.,Ltd. (“Ewon”) on a pro rata basis in accordance with the FPA Investors’ and Ewon’s total invested capital. The FPA Investors received an aggregate of 2,480,000 Forfeited Private Placement Warrants and Ewon received 1,653,466 Forfeited Private Placement Warrants. After the forfeiture and distrbution, as of March 20, 2023, JATT retained 1,776,534 Private Placement Warrants.

Lock-Up Agreement

Contemporaneously with the execution of the Business Combination Agreement, the Reporting Persons and certain others entered into a lock-up agreement (the “Lock-Up Agreement”), which took effect at Closing on March 20, 2023, containing restrictions on transfer with respect to Company Class A Ordinary Shares held by each such holder (subject to certain exceptions, the “Lock-Up Shares”) for a period as follows: one-third (1/3) of the Lock-Up Shares will be restricted until 6 months after the Closing, one-third (1/3) of the Lock-Up Shares will be restricted until 12 months after the Closing, and one-third (1/3) of the Lock-Up Shares shall be restricted until 24 months after the Closing; provided, that each portion of the Lock-Up Shares will be freely tradable on the earlier of (i) the date on which the closing price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period on a VWAP (as defined below) basis during the relevant lock-up period; and (ii) the date on which the Issuer consummates a liquidation, merger, capital share exchange, reorganization, or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property. For purposes of the Lock-Up Agreement, “VWAP” means, for any date, the daily volume weighted average price of the Issuer ordinary shares for such date (or the nearest preceding date) on the trading market on which the Issuer ordinary shares are then listed or quoted as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)).

Amendment to the Insider Letter Agreement

In connection with the execution of the Business Combination Agreement, the Reporting Persons and certain others (collectively, the “Insiders”) entered into an Amendment to the Insider Letter Agreement (the “Amended Insider Letter Agreement”), which provides, among other things, that certain of the Issuer’s founder shares and any Class A Ordinary Shares issuable upon conversion thereof shall be subject to certain time and share-performance-based vesting provisions which are described below. JATT and the Insiders agreed that they shall not transfer any Founder Shares, except for permitted transferes, until the earlier of (A) six months after the completion of the Business Combination and (B) the date following the completion of an initial business combination on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property. Notwithstanding the foregoing, if, subsequent to the Business Combination, the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period commencing at least 150 days after the Business Combination, the Founder Shares shall be released from the lock-up restrictions.

Amended and Restated Registration and Shareholders Rights Agreement

In connection with the Closing on March 30, 2023, the Reporting Persons and certain otherswho received the Issuer’s Class A Ordinary Shares pursuant to the Business Combination Agreement, entered into an amended and restated registration and shareholders rights agreement (the “Registration Rights Agreement”), which became effective upon the consummation of the Business Combination. The Registration Rights Agreement governs the registration of certain of the Company Class A Ordinary Shares for resale and includes certain customary demand and “piggy-back” registration rights with respect to the Company Class A Ordinary Shares held by the parties thereto.

The descriptions of the Sponsor Forfeiture Agreement, Lock-up Agreement, Amendment to the Insider Letter Agreement and Amended and Restated Registration and Shareholders Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Sponsor Forfeiture Agreement, dated as of June 16, 2022, by and among JATT Ventures, L.P., JATT Acquisition Corp and Zura Bio Limited (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form 8-K filed by the Issuer with the SEC on June 17, 2022).

Exhibit 99.3	Lock-Up Agreement, dated as of March 20, 2023, by and between JATT Acquisition Corp and Eli Lilly and Company (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 24, 2023).

Exhibit 99.4	Amendment to the Insider Letter Agreement, dated as of June 16, 2022, by and among JATT Acquisition Corp and the other parties signatories thereto (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 17, 2022).

Exhibit 99.5	Amended and Restated Registration Rights Agreement dated March 20, 2023, by and among Zura Bio Limited and the other parties signatories thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 24, 2023).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 28, 2023

JATT VENTURES, L.P.

By: JATT Ventures Ltd.,
its General Partner

By:	/s/ Someit Sidhu
Someit Sidhu, Director

/s/ Someit Sidhu
Someit Sidhu, MD